Company Contacts:
Bradley B. Buechler           Randy C. Martin
Chairman, President and       Executive Vice President and
Chief Executive Officer       Chief Financial Officer
(314) 721-4242                (314) 721-4242

For Immediate Release
Tuesday, March 8, 2005

                      SPARTECH CORPORATION ANNOUNCES
               FIRST QUARTER FISCAL 2005 SALES AND EARNINGS
           IN LINE WITH THE COMPANY'S FEBRUARY 9, 2005 GUIDANCE
                          _______________________

First Quarter Highlights:
   Net sales increased by 26% to $304.5 million
   Operating earnings declined by 45% to $10.3 million
   Interest expense increased by a modest 2% to $6.5 million
   Net earnings decreased by 63% to $2.8 million
   Earnings per diluted share was $.09 vs. $.26 per share last year

 Financial Summary (Unaudited)
 (Dollars in thousands, except per share data)
                                                      Quarter Ended                 %
                                                01/29/05         01/31/04        Change
OPERATING RESULTS
  Net Sales                                     $304,512        $241,463          26%
  Operating Earnings                           $  10,283        $  18,799         (45%)
  Net Earnings                                 $   2,818         $  7,706         (63%)

  Earnings Per Share:                          $    0.09        $    0.26         (65%)
    Basic
    Diluted                                    $    0.09        $    0.26         (65%)
PERFORMANCE RATIOS
  Operating Earnings Per Pound Sold                  3.0 cents             6.2 cents
  Operating Return on Net Sales                      3.4%                 7.8%
  Total Debt to Total Debt and Equity                52.6%                54.7%
  Return on Average Equity                            2.7%                 9.5%




"Spartech's first quarter proved to be a very difficult one. Based on these unacceptable results, we implemented several operational changes, involving the closing of certain plants and the planned disposal of two non-core operations."

   - Bradley B. Buechler, Chairman, President and Chief Executive Officer -

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FIRST QUARTER 2005 EARNINGS
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                        SPARTECH CORPORATION ANNOUNCES

                 FIRST QUARTER FISCAL 2005 SALES AND EARNINGS


     ST. LOUIS, March 8, 2005 - Spartech Corporation (NYSE:SEH) announced today sales and earnings for its first quarter ended January 29, 2005.

     Spartech's Chairman, President and CEO, Bradley B. Buechler, reported that sales for the first three months of fiscal 2005 were $304.5 million, a 26% increase (representing 3% internal growth, 10% from acquisitions, and 13% from price/mix) compared to the Company's first quarter sales last year of $241.5 million. However, the Company's fiscal 2005 first quarter operating earnings were $10.3 million or 45% lower than the $18.8 million reported for the same quarter la st year. These sales and operating results produced first quarter net earnings of $2.8 million or $.09 per diluted share (in line with our early February 2005 guidance for the quarter), compared to $7.7 million, or $.26 per diluted share generated in last year's first quarter.

     Commenting on the results, Mr. Buechler stated, "Spartech's first quarter proved to be a very difficult one. Record high resin prices, combined with increases in several conversion cost components, including labor, freight, and utilities, resulted in severe downward pressure on our margins. Based on these unacceptable results, we implemented several operational changes, involving the closing of certain plants and the planned disposal of two non-core operations. We estimate that the implementation of these actions will cost $5-6 million over the second and third quarters of fiscal 2005, but going forward, will eliminate an estimated $9 million of annual pre-tax expenses. The estimated costs will include asset write-downs, severance, moving, and lease buy-out expenses ..with two-thirds of these expected to be non-cash expenditures."

SEGMENT RESULTS
  Custom Sheet & Rollstock - Net sales in our Custom Sheet & Rollstock segment were $189.6 million in the first quarter of fiscal 2005, an increase of 22% from the $155.4 million produced in the same three month period of 2004. This sales increase was attributable to our late fiscal 2004 acquisition of VPI (7%) and the impact of price/mix changes (16%) being partially affected by a 1% decline in internal volume (pounds sold). This slight decrease in internal volume was primarily the result of slowdowns in the group's Building & Construction and Pool & Spa markets. The segment's operating earnings declined by 47% due to sharp raw material price increases and greater than normal freight, utility and start-up costs of our recently expanded Donchery, France facility.

     (In Millions)
                                First Quarter
                             2005         2004

          Net Sales          $189.6       $155.4

          Operating        $    7.7      $  14.5
          Earnings

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  Color & Specialty Compounds - The Company's Color & Specialty Compounds
  group saw its sales increase sharply to $97.1 million or 36% greater than last year's $71.3 million. Approximately 20% of this increase was the result of the Company's VPI acquisition, with 9% driven by price/mix changes, and the remaining 7% from strong internal growth, principally in the Lawn & Garden and Transportation markets. However, operating earnings declined by about 8% due once again to persistently high resin prices, coupled with excess conversion costs resulting from high energy-related expenses and lingering start-up costs in the group's expanded facility in France.

     (In Millions)
                                First Quarter
                             2005         2004

          Net Sales         $  97.1      $  71.3

          Operating        $    5.7     $    6.2
          Earnings

  Molded & Profile Products - Our Molded & Profile Products segment produced a 20% increase in first quarter 2005 sales - from $14.8 million last year to $17.8 million this year. New customers, added by the wheels unit, along with strong sales into the marine market produced the bulk of this increase. However, operating earnings for the group declined by nearly 50% in the first quarter, related to product mix changes and start-up costs associated with the ramp-up of new production capacity at our Tupelo, Mississippi, facility.

     (In Millions)
                                 First Quarter
                             2005        2004

          Net Sales         $  17.8      $  14.8

          Operating        $    0.6     $    1.2
          Earnings

     Finally, Mr. Buechler stated, "As we move forward into our second quarter, we are seeing some mixed economic signals from the various markets we serve - packaging remains strong, while building & construction and transportation are showing some weakness. Therefore, we will expeditiously move forward with the plant restructuring program we announced on February 9, and will diligently monitor all costs throughout our operations as we move toward a more globally competitive company in the years ahead. In addition, we remain committed to expanding our raw material sourcing horizons to give us some relief on the persistently high prices for our raw materials in an effort to better serve our growing customer base. Considering all of the above, and assuming no significant deterioration in the overall economic environment, we believe our best guidance for full fiscal year 2005 diluted earnings per share is $1.30 to $1.40."

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     Spartech Corporation is a leading producer of engineered thermoplastic materials, polymeric compounds, and molded & profile products, which following its recently announced plant restructurings will have 47 facilities located throughout the United States, Canada, Mexico, and Europe, with annual production and sales in its recently completed fiscal year of nearly 1.4 billion pounds and $1.1 billion, respectively.

Safe Harbor For Forward-Looking Statements
     Statements contained herein which are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 which are intended to be covered by the safe harbors created thereby. For a summary of important facts, which could cause the Company's actual results to differ materially from those included in, or inferred by, the forward-looking statements, refer to the Company's Form 10-K for the fiscal year ended October 30, 2004, which is on file with the Securities and Exchange Commission.


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                           SPARTECH CORPORATION
                 (In Thousands, Except Per Share Amounts)


                                             Three Months Ended
                                                (Unaudited)

                                    Jan. 29,       Jan. 31,     Percent
                                      2005           2004        Change
Operating Results

Net Sales                             $304,512      $241,463          26%

Operating Earnings                   $  10,283     $  18,799        (45%)

Interest                            $    6,474    $    6,330           2%

Income Tax Provision                 $     991    $    4,763        (79%)

Net Earnings                        $    2,818    $    7,706        (63%)

Earnings Per Common Share-           $     .09    $      .26        (65%)
Diluted

Weighted Average Common
   Shares Outstanding-Diluted           32,693        29,785          10%



* Our effective tax rate decreased from 38.2% in the first quarter of 2004 to 26.0% in the first quarter of 2005. This decrease reflects a reduction in deferred tax liabilities associated with implementation of state tax planning strategies that will reduce our long-term effective tax rate, relative to low earnings before income taxes. We estimate that our effective tax rate will approximate 37% for the remainder of fiscal 2005 resulting in an approximate 36% effective tax rate for the fiscal year.













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                           SPARTECH CORPORATION
                         (In Thousands, Unaudited)



                                                 As Of
                                 Jan. 29,        Oct. 30       Percent
                                   2005            2004         Change

Select Balance Sheet Data

Receivables, net                   $189,792       $188,427           1%
Inventories                        $159,689       $142,035          12%
Property, Plant and                $335,257       $330,745           1%
Equipment, net
Accounts Payable & Accrued         $158,473       $160,609      (   1%)
Liabilities
Total Debt                         $465,550       $474,091       (  2%)

Shareholders' Equity               $418,753       $417,732           -%

                                       Three Months Ended
                                    Jan. 29          Jan. 31
                                     2005             2004

Select Cash Flow Information

Cash Flow From Operations            $ (12,084)       $   (3,268)
Capital Expenditures                 $   13,474       $     5,231
Depreciation & Amortization          $   10,296       $     8,335
Borrowings of Long-Term
Debt,                                $    8,543       $  (10,244)
   Excluding Acquisitions
Dividends on Common Stock            $    3,865       $     3,229
Treasury Stock Acquired,
   Net of Option (Proceeds)          $    (780)       $   (1,746)